UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Danka Business Systems PLC
(Name of Issuer)

Ordinary Shares, 1.25 Pence Par Value
(Title of Class of Securities)

236277109
(CUSIP Number)

595 Madison Avenue, 17th Floor
New York, NY  10022

212-332-3342
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Check the following box if a fee is being paid with this statement ☐

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

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CUSIP No. 236277109

1.   Name of Reporting Persons:   DCML LLC

2.   Check the Appropriate Box If a Member of a Group
N/A
3.   SEC Use Only

4.   Source of Funds:   WC

5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.   Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	20,951,080*

8. Shared Voting Power	0

9. Sole Dispositive Power	20,951,080*

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	20,951,080*

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares

13. Percent of Class Represented by Amount in Row 11	8.1%

14. Type of Reporting Person	OO
* Includes four (4) Ordinary Shares represented by each American Depositary Share.

Item 1.  Security and Issuer

Title:	Ordinary Shares, 1.25 Pence Par Value][American Depositary Shares]
Issuer:	Danka Business Systems PLC (the “Issuer”)
Address:	11101 Roosevelt Blvd.	Masters House
	St. Petersburg, FL 33716	107 Hammersmith Road
London, W14 0QH, United Kingdom

Item 2.  Identity and Background

(a)           The name of the reporting person filing this Schedule 13D is DCML LLC.

(b)           DCML LLC’s address is: 595 Madison Avenue, 17th Floor, New York, NY  10022.

(c)           DCML LLC is a limited liability company formed on June 5, 2008 by Robert Andrade and Rostislav Raykov to jointly hold and vote their shares of Ordinary Shares of the Issuer.  Mr. Andrade and Mr. Raykov principal occupation is investment management.

(d)           During the last five years neither Mr. Andrade nor Mr. Raykov has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)           During the last five years neither Mr. Andrade nor Mr. Raykov was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           DCML LLC is organized under the laws of the State of Delaware, United States.  Both Mr. Andrade and Mr. Raykov are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost of Ordinary Shares held by DCML LLC is $527,212.

Item 4. Purpose of Transaction

On June 9, 2008, DCML LLC sent a letter to the Issuer’s Independent Committee of Board of Directors indicating its intent to vote against the proposed voluntary liquidation of the Company.  A copy of this letter is attached hereto as Exhibit A.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

Depending upon market conditions and other factors that it may deem material, DCML LLC may purchase additional Ordinary Shares and/or related securities or may dispose of all or a portion of the Ordinary Shares or related securities that it now beneficially owns or may hereafter.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, DCML LLC beneficially owns 20,951,080 Ordinary Shares of the Issuer, or approximately 8.1%, of the outstanding Ordinary Shares.

(b)	DCML LLC has sole voting and dispositive power with respect to the 20,951,080 Ordinary Shares.

(c)
The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Exhibit B attached hereto.  No other transactions with respect to the Ordinary Shares that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Materials to Be Filed as Exhibits

Exhibit A – Letter to the Issuer dated June 9, 2008.
Exhibit B – Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2008	By: /s/ Robert Andrade Name: Robert Andrade Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

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EXHIBIT A

DCML LLC
595 Madison Avenue
17th floor
New York, NY 10020
(212) 332-3342

June 09, 2008

The Board of Directors
c/o Danka Business Systems PLC
Masters House, 107 Hammersmith Road	11101 Roosevelt Blvd
London W14 0QH England	St. Petersburg, FL 33716

Dear Members of the Independent Committee of the Board of Directors:

We write on behalf of DCML LLC, and certain related entities that own, in the aggregate, approximately 6% of the common stock of Danka Business Systems PLC (the “Company") on a fully diluted basis.

We support the Board’s decision to recommend shareholder approval of the sale of Danka Office Imaging Company (“DOIC”) to Konica Minolta (“KOM”).   However, we believe the Independent Committee (the “Committee”) has seriously erred in (1) recommending that the Company enter liquidation subsequent to such sale; (2) conditioning sale of DOIC upon shareholder approval of liquidation, and (3) negotiating a distribution of sale proceeds in liquidation that would leave ordinary shareholders with a pittance – $6.5 million ($0.025 per ordinary share, or $0.10 per American Depository Share), while holders of participating shares (the “Cypress shareholders”) would receive substantially in excess of $100 million.

The proposed distribution to ordinary shareholders is grossly unfair, and we strongly believe that the Company could have pursued – and going forward must pursue – alternative options for executing the sale of DOIC to KOM while ensuring that the value derived from such sale is shared more equitably among all of the company’s shareholders.  The Committee’s failure to do so raises serious questions about the exercise of its fiduciary duties.

In the Company’s proxy filing, the Board has implied that the proposals presented – calling for a voluntary liquidation which disproportionately benefits the Cypress shareholders (as well as company management and its bankers and lawyers) – is the only realistic option available following the sale of DOIC to KOM.  It is repeatedly suggested that the failure to approve the proposed transactions, exactly as presented, will likely place the company in irreversible fiscal peril.   We believe that any such implication regarding the Company’s fiscal soundness is factually incorrect, a biased gloss on the circumstances, designed to elicit shareholder votes in favor of the Board’s proposals.

Ultimately, the Board’s core justification for granting Cypress shareholders more than 17x the distribution that will be given to ordinary shareholders is that the Cypress shareholders’ liquidation preference compels this outcome in a voluntary liquidation.  But this merely begs the question of why the company necessarily must be liquidated following the sale of DOIC.  Nowhere has the Board seriously attempted to explain this very convenient logical leap.  In the absence of liquidation, the Cypress shareholders are minority shareholders and as an equitable matter should be treated as such.

1. Equitable Distribution Analysis

On December 17, 1999, the Company issued 218,000 6.50% participating shares, for $218 million, to the Cypress shareholders.  Today these shares have accrued to approximately $372 million in value.  The participating shares held by Cypress are equity securities for purposes of English law and represent equity for purposes of U.K. GAAP.(1)

In the event of a change of control, the participating shareholders may demand redemption of their shares.  If the Company does not have sufficient distributable profits to redeem the participating shares in cash, it must use its best efforts to complete a fresh issuance of shares, which in our opinion is highly unlikely to be successful at the current market value of the ordinary shares.  As an alternative to cash redemption of the participating shares at the “as converted “ ordinary share value, the Company may elect instead to convert the participating shares into ordinary shares at a conversion price of $3.11 per ordinary share, or $12.44 per ADS (2).

Notably, if the Company were to convert the participating shares into ordinary shares, participating shareholders would receive approximately 120,851,920 ordinary shares, representing 32% of the total shares outstanding.(3)  And if the proceeds from the sale of DOIC were to be distributed (after paying off the Company’s debt) after such conversion, ordinary shareholders would receive 68% of the proceeds, and Cypress shareholders, then holding ordinary shares, would receive 32% of the proceeds.  Consistent with this analysis, we summarize in the table below what we believe is a fair and equitable distribution to all shareholders.

($ in millions, except per share)
Liquidation Analysis 12/31/2007 (4)	Best Case	Worst Case
Konica Minolta Proceeds	$250	$240
Add: Current Assets at Danka	$25	$25
Less: Current Liabilities at Danka	$8	$8
Less: GE debt repayment	$122	$122
Less: Inv. Banking & Legal Fees	$14	$14
Less: Mr. Frazier Payment	$4	$4
Less: Management Payment	$5	$5
Net Asset Value	$122	$112
Ordinary share distribution	$83	$76
Participating share distribution	$39	$36
$ per ADS share	$1.28	$1.18
$ per participating share	$1.28	$1.18

The distribution detailed above sharply contrasts with what the Board has proposed and the Committee has endorsed – namely paying Cypress in the best case $115 million or 3.80 per ADS or in the worst case $105 million or $3.48 per ADS, after making payment to the ordinary and ADS shares of less than $7 million ($0.10 per ADS).  Interestingly, and for purposes of comparison, it is worth noting that Company management will receive cash benefits resulting from the proposed transaction that are substantially greater than the entire distribution being made to ordinary shareholders.

We recognize that the proposed outcome, and its remarkable deviation from the analysis above, is a function of the Board’s decision to liquidate the company; in liquidation, the participating shareholders merit a distribution preference.  But as we previously noted, the Board has failed entirely to explain why liquidation is required in these circumstances, especially given the harsh, anti-ordinary shareholder outcome that results in liquidation.

It is also hard to understand why, before endorsing this outcome, the Board did not secure a fairness opinion from its financial advisor that a distribution of less than $7 million to ordinary and ADS shares is fair and reasonable.  In a thorough and diligent process, the Board would have obtained such an opinion.

2.  The Company’s Financial Condition

The upshot of the Board’s proxy argument is that the Company is in financial peril, and only the proposed transaction – only the transaction at issue, and none other – can somehow save it.  As an initial matter, it is difficult to take seriously this argument when the Company hasn’t filed financial statements since December 31, 2007.  As shareholders we do not accept – and we should not be asked to accept – the Board’s contentions and innuendo regarding Company finances until and unless we are presented with up-to-date financials.

Second, and equally important, in our view the Company’s potential liquidity difficulties can be negotiated and surmounted.  Given our understanding of the working capital dynamics affecting the Company’s business, and its credit facilities, we believe that the proxy has not accurately portrayed the universe of options available to the Company short of bankruptcy or liquidation.  Simply put, the Company should be able to meet its obligations under its GE credit line through the use of conventional financial management strategies; these obligations are in no way justification for liquidation.

In conclusion, we are not opposed to the sale of DOIC to KOM at the proposed price.  It is clear however that the Board has failed its majority shareholders in negotiating the Cypress transaction.  For the reasons detailed above, we have concluded that we cannot support the voluntary liquidation of the Company and intend to vote against it.  We are hopeful that a voluntary liquidation will not occur and are considering all of the options available to us, including soliciting proxies in the upcoming annual meeting in August.

Finally, we wish to note as shareholders our appreciation of the great work the Company's employees have done and continue to do in operating the business.

Sincerely,

/s/ Robert Andrade	/s/ Rosty Raykov

Robert Andrade	Rosty Raykov
Portfolio Manager	Portfolio Manager

(1)  From page 8, based on the November 24, 1999 Proxy Statement.
(2)  From page 14, based on the November 24, 1999 Proxy Statement.
(3)  From page vi, based on the May 30, 2008 Proxy Statement.
(4)  From page H-24, based on the May 30, 2008 Proxy Statement.

EXHIBIT B

Exhibit B -  Transactions by DCML LLC in the American Depositary Shares (“ADSs).

Each ADS represents four Ordinary Shares.

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

April 9, 2008	25,000	$0.08
April 9, 2008	25,000	$0.085
April 9, 2008	5,000	$0.0875
April 9, 2008	25,000	$0.089
April 9, 2008	1,275	$0.089
April 9, 2008	2,900	$0.0895
April 9, 2008	22,300	$0.087
April 9, 2008	5,000	$0.08
April 9, 2008	1,500	$0.0825
April 9, 2008	17,025	$0.085
April 9, 2008	50,000	$0.085
April 9, 2008	1,600	$0.085
April 9, 2008	48,400	$0.079
April 10, 2008	46,556	$0.09
April 10, 2008	13,360	$0.0875
April 10, 2008	100,000	$0.0855
April 10, 2008	20,000	$0.085
April 10, 2008	20,084	$0.084
April 10, 2008	36,567	$0.084
April 10, 2008	55,000	$0.0845
April 10, 2008	8,433	$0.085
April 10, 2008	36,000	$0.08
April 10, 2008	100,000	$0.085
April 10, 2008	100,000	$0.085
April 10, 2008	10,000	$0.0822
April 11, 2008	50,000	$0.08
April 11, 2008	100	$0.085
April 11, 2008	35,000	$0.0825
April 11, 2008	5,000	$0.083
April 11, 2008	9,900	$0.082
April 14, 2008	60,000	$0.08
April 14, 2008	97,579	$0.083
April 14, 2008	2,421	$0.082
April 14, 2008	10,000	$0.083
April 14, 2008	10,000	$0.083
April 14, 2008	7,500	$0.084
April 14, 2008	6,300	$0.084
April 14, 2008	2,500	$0.083

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

April 14, 2008	3,700	$0.083
April 15, 2008	50,000	$0.083
April 16, 2008	10,000	$0.0872
April 16, 2008	20,000	$0.085
April 16, 2008	40,000	$0.075
April 16, 2008	50,000	$0.085
April 16, 2008	5,000	$0.083
April 16, 2008	10,000	$0.0824
April 16, 2008	3,000	$0.085
April 16, 2008	22,000	$0.0825
April 16, 2008	50,000	$0.081
April 17, 2008	896	$0.0875
April 17, 2008	20,000	$0.082
April 17, 2008	300	$0.082
April 18, 2008	5,000	$0.083
April 18, 2008	5,000	$0.083
April 18, 2008	7,671	$0.082
April 18, 2008	10,001	$0.0825
April 18, 2008	1,000	$0.082
April 18, 2008	385	$0.082
April 21, 2008	3,000	$0.0785
April 21, 2008	18,000	$0.082
April 21, 2008	25,000	$0.083
April 21, 2008	10,000	$0.084
April 21, 2008	5,937	$0.083
April 21, 2008	48,705	$0.083
April 21, 2008	350	$0.083
April 21, 2008	40,000	$0.083
April 21, 2008	12,401	$0.083
April 21, 2008	5,000	$0.084
April 21, 2008	5,000	$0.084
April 21, 2008	5,000	$0.084
April 21, 2008	3,000	$0.084
April 21, 2008	20,999	$0.084
April 21, 2008	50,000	$0.084
April 21, 2008	17,650	$0.084
April 22, 2008	24,361	$0.084
April 22, 2008	25,000	$0.084
April 22, 2008	10,000	$0.079
April 22, 2008	900	$0.082
April 22, 2008	100,000	$0.081
April 22, 2008	25,000	$0.08
April 22, 2008	25,000	$0.079

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

April 22, 2008	25,000	$0.079
April 23, 2008	1,500	$0.078
April 23, 2008	500	$0.08
April 23, 2008	5,000	$0.079
April 23, 2008	10,000	$0.08
April 23, 2008	11,714	$0.08
April 24, 2008	243	$0.08
April 24, 2008	10,000	$0.084
April 24, 2008	20,000	$0.085
April 24, 2008	10,000	$0.082
April 24, 2008	8,000	$0.083
April 24, 2008	6,000	$0.083
April 24, 2008	21,744	$0.085
April 24, 2008	113	$0.085
April 25, 2008	5,000	$0.088
April 25, 2008	6,500	$0.087
April 25, 2008	1,000	$0.087
April 25, 2008	5,000	$0.087
April 25, 2008	32,500	$0.087
April 28, 2008	150	$0.088
April 29, 2008	150	$0.088
April 29, 2008	5,000	$0.086
April 29, 2008	50,000	$0.084
April 29, 2008	5,028	$0.084
April 29, 2008	12,000	$0.085
April 29, 2008	5,000	$0.085
April 29, 2008	50,000	$0.085
April 29, 2008	5,000	$0.085
April 29, 2008	22,972	$0.085
April 30, 2008	1,453	$0.087
April 30, 2008	703	$0.083
April 30, 2008	4,469	$0.083
April 30, 2008	10,002	$0.084
May 1, 2008	100,000	$0.085
May 1, 2008	69	$0.085
May 2, 2008	2,801	$0.086
May 6, 2008	478	$0.086
May 7, 2008	2,225	$0.089
May 7, 2008	80,000	$0.089
May 7, 2008	13,746	$0.089
May 12, 2008	5,113	$0.089
May 12, 2008	25,007	$0.089
May 12, 2008	24,880	$0.089

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

May 16, 2008	10,678	$0.089
May 19, 2008	5,414	$0.091
May 19, 2008	10,000	$0.091
May 19, 2008	5,000	$0.091
May 20, 2008	2,000	$0.092
May 20, 2008	181	$0.092
May 20, 2008	15,000	$0.09
May 20, 2008	686	$0.09
May 21, 2008	25,000	$0.09
May 21, 2008	1,600	$0.091
May 21, 2008	63,040	$0.091
May 21, 2008	50,000	$0.09
May 21, 2008	37,000	$0.09
May 21, 2008	11,400	$0.09
May 22, 2008	2,000	$0.094
May 22, 2008	100,000	$0.093
May 22, 2008	90,000	$0.093
May 22, 2008	8,000	$0.093
May 23, 2008	1,000	$0.09375
May 23, 2008	5,000	$0.093
May 23, 2008	44,000	$0.094
May 23, 2008	50,000	$0.094
May 23, 2008	12,500	$0.094
May 27, 2008	200	$0.095
May 28, 2008	900	$0.094
May 29, 2008	50,000	$0.096
May 29, 2008	50,500	$0.096
May 29, 2008	19,522	$0.098
May 29, 2008	100,000	$0.098
May 29, 2008	21,295	$0.095
May 29, 2008	75,500	$0.097
May 29, 2008	45,000	$0.097
May 29, 2008	45,000	$0.097
May 29, 2008	24,500	$0.097
May 29, 2008	17,583	$0.097
May 30, 2008	50,000	$0.099
May 30, 2008	100,000	$0.099
May 30, 2008	100,000	$0.099
May 30, 2008	9,970	$0.098
May 30, 2008	100,000	$0.099
May 30, 2008	50,000	$0.099
May 30, 2008	56,000	$0.099
May 30, 2008	24,000	$0.099

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

May 30, 2008	20,030	$0.099
June 3, 2008	100	$0.0985
June 3, 2008	50,000	$0.115
June 4, 2008	40,000	$0.115
June 4, 2008	8,002	$0.115
June 5, 2008	75,000	$0.112
June 5, 2008	500	$0.112
June 5, 2008	74,500	$0.113
June 5, 2008	12,801	$0.113
June 6, 2008	25,000	$0.10
June 6, 2008	5,000	$0.10
June 6, 2008	5,000	$0.10
June 6, 2008	25,000	$0.10
June 6, 2008	20,000	$0.10
June 6, 2008	5,000	$0.10